Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information, contact:

Philip Varley
Chief Financial Officer
Qualstar Corporation
(805) 583-7744 x 114
Philip.varley@qualstar.com

QUALSTAR REPORTS FISCAL 2013 FOURTH QUARTER AND FULL YEAR RESULTS

SIMI VALLEY, Calif., September 30, 2013 — Qualstar® Corporation (Nasdaq: QBAK), a manufacturer of data storage solutions and high-efficiency power supplies, today reported financial results for the fourth quarter and the fiscal year ended June 30, 2013.

Fiscal 2013 Fourth Quarter Financial Results

Revenues for the fourth quarter of fiscal 2013 were $2.9 million, compared with $4.3 million for the fourth quarter of fiscal 2012, a decrease of $1.4 million or 33%. Revenue was negatively impacted by previous management’s execution and strategy, as well as the market for tape storage devices. Loss from operations was $3.5 million for the fourth quarter of fiscal 2013 compared with $2.5 million for the fourth quarter of fiscal 2012, primarily due to legal fees and inventory write downs. Loss per share was $(0.28) for the fourth quarter of fiscal 2013compared with loss per share of $(0.22) per basic and diluted share for the fourth quarter of fiscal 2012.

Tape library segment revenues were $1.1 million for the fourth quarter of 2013, compared with $1.7 million for the same period last year, a decrease of $0.6 million or 35%. Power supply segment revenues were $1.7 million for the quarter, compared with $2.5 million in the fourth quarter of 2012, a decrease of $0.8 million, or 32%.

Gross margin was 12% of revenues or $370,000, for the quarter ended June 30, 2013, an improvement over the negative gross margin of (0.9)% of revenues or $(40,000) for the three months ended June 30, 2012. The increase in gross profit was primarily attributed to lower charges to the inventory reserves. Engineering expenses for the fourth quarter of the fiscal year 2013 were $1.0 million, or 36% of revenues, compared with $663,000, or 15.4% of revenues for the fourth quarter of the fiscal year 2012. Sales and marketing expenses were $854,000 or 30% of revenues for the fourth quarter of fiscal 2013, , compared with $548,000, or 12.8% of revenues in the corresponding period last year. General and administrative expenses for the fourth quarter of fiscal 2013 were $1.6 million, or 57% of revenues, compared to $1.3 million, or 29% of revenues, for the same period last year.

Fiscal 2013 Full Year Financial Results

Qualstar reported revenues of $12.6 million in the fiscal year 2013, a decrease of 27% compared with $17.1 million in the fiscal year 2012. Net loss in fiscal 2013 was $10.4 million or $(0.85) per basic and diluted share.  This compares with a net loss in the fiscal year 2012 of $4.1 million, or $(0.34) per basic and diluted share.

Cash, cash equivalents and marketable securities were $13.8 million at June 30, 2013, compared with $20.9 million at June 30, 2012, down $7.1 million. Inventory, net of reserves, at June 30, 2013, was $1.6 million, compared with $4.5 million at June 30, 2012. This decrease in inventory was primarily attributable to the outsourced manufacturing contract with CTS.

“Fiscal year 2013 was a year of significant changes, culminating in a new Board and CEO immediately after the year end,” said CEO and President, Steven Bronson. “The results for the fiscal year 2013 reflect the prior management’s plan to build cost structure ahead of the revenue to support it. The new management is committed to a more prudent and financially sound plan. Since taking office, we have significantly reduced headcount, consolidated all of our activities into one location in Simi Valley, CA, and eliminated many non value-added expenditures. We believe the resulting operating expense savings will enable us to be much more competitive. We are increasing resources in sales, especially in the international arena, from which more than half of our revenues arise. We also plan on expanding our product offerings for both business segments”.

About Qualstar Corporation

Qualstar Corporation (“Qualstar” or “the Company”) was incorporated in California in 1984. We are a leading provider of data storage systems marketed under the Qualstar brand, and high efficiency and high density power supplies marketed under the N2Power brand. The Company’s products are known throughout the world for high quality and Simply Reliable designs that provide years of trouble-free service.

The data storage division provides high quality and highly reliable data protection and archive storage systems which are used to record, retrieve and manage electronic data, primarily in networked computing environments.  Our storage products integrate with all major operating systems including Windows, Linux and UNIX, and are compatible with a wide range of storage management software solutions such as those offered by IBM, EMC, CommVault and Symantec.  We offer products spanning the storage needs of the small and medium-size business market to the enterprise market. We provide comprehensive worldwide service and support programs that enable customers to keep our products running in environments where the ability to constantly access data is vital. Data storage products include highly scalable automated magnetic tape libraries providing solutions for organizations requiring backup, recovery and archival storage of critical electronic information in such vertical markets as media and entertainment, hospitals, universities, and government.

The N2Power division provides both high efficiency and high density AC/DC and DC/DC power supplies for a variety of applications including data center technologies such as switches, routers, data storage, servers and networking communications equipment.  Power supply products include ultra-small high efficiency open frame switching power supplies and provide power solutions to original equipment manufacturers to incorporate into products for telecommunications and networking, industrial, gaming and test equipment and other applications such as LEDs. We also design and manufacture power solutions for the telecommunications industry employing both conventional AC/DC systems and DC/DC systems. With a wide variety of standard products and the ability to create custom and semi- custom products, we offer a very comprehensive product line to OEMs that require high-value, high-efficiency power supplies to meet individual needs. The N2 brand is one of the industry leaders in delivering high power density/high efficiency ratios.

We design our products at our location in California, where our research, development and engineering takes place, and we sell our products globally through authorized resellers and OEMs. More than half of our revenues are generated internationally. Our N2Power division utilizes contract manufacturers in Asia to produce our power supply products, while our Storage division products are manufactured by a contract manufacturer in California.

More information is available at www.qualstar.com or www.n2power.com or by phone at 805-583-7744.

Forward-Looking Statements

Statements concerning the future business, operating results and financial condition of the Company are “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995.  Such statements are based upon management’s current expectations and are subject to a number of uncertainties that could cause actual performance and results to differ materially from the results discussed in the forward-looking statements.  Factors that could affect the Company’s actual results include the Company’s ability to increase sales of its products; rescheduling or cancellation of customer orders; unexpected shortages of critical components; unexpected product design or quality problems; and, adverse changes in market demand for its products. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.  Further information on these and other potential factors that could affect the Company’s financial results or condition are included in Qualstar’s filings with the Securities and Exchange Commission. In particular, reference is made to the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, and to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of its Form 10-K.

-Financial Tables to Follow-

QUALSTAR CORPORATION

STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except per share amounts)

	(Unaudited)
	Three Months Ended		Twelve Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

Net revenues	$2,882	$4,294	$12,642	$17,081

Cost of goods sold	2,512	4,334	9,187	13,390

Gross profit	(370)	(40)	3,455	3,691

Operating expenses:
Engineering	1,028	663	3,290	2,657
Sales and marketing	854	548	3,035	1,908
General and Administrative	1,640	1,264	4,875	3,241
Restructuring Expenses	360	-	2,666	-
Total operating expenses	3,882	2,475	13,866	7,806

Loss from operations	(3,512)	(2,515)	(10,411)	(4,115)

Other (expense) income	69	(109)	48	24

Loss before income taxes	(3,443)	(2,624)	(10,363)	(4,091)

Provision for income taxes	-	16	-	16

Net loss	$(3,443)	$(2,640)	$(10,363)	$(4,107)

Loss per share:
Basic and Diluted	$(0.28)	$(0.22)	$(0.85)	$(0.34)

Shares used to compute loss per share:
Basic and Diluted	12,253	12,253	12,253	12,253

QUALSTAR CORPORATION

CONDENSED BALANCE SHEETS

(in thousands)

	June 30,	June 30,
	2013	2012

ASSETS

Current assets:
Cash and cash equivalents	$1,966	$7,381
Marketable securities, short-term	6,305	7,135
Receivables, net of allowance for doubtful accounts of $68 as of June 30, 2013 and $38 as of June 30, 2012	3,140	2,995
Receivable from CTS for manufacturing inventories, net of allowance of $203 for returns	644	-
Inventories, net	1,628	4,475
Prepaid expenses and other current assets	363	151

Total current assets	14,049	22,137

Property and equipment, net	545	268
Marketable securities, long-term	5,546	6,369
Other assets	70	50

Total assets	$20,207	$28,824

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$2,089	$2,039
Accrued payroll and related liabilities	424	332
Other accrued liabilities	2,932	1,374

Total current liabilities	5,445	3,745

Other long-term liabilities	17	26
Commitments and contingencies
Shareholders' equity:
Common stock, no par value; 50,000 shares authorized, 12,253 shares issued and outstanding as of June 30, 2013 and June 30, 2012	18,938	18,878
Accumulated other comprehensive income	4	9
(Accumulated deficit) retained earnings	(4,197)	6,166
Total shareholders' equity	14,745	25,053

Total liabilities and shareholders' equity	$20,207	$28,824

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